Exhibit 99.1

Chindata Group Reports First Quarter 2022 Unaudited Financial Results

BEIJING, May 26, 2022 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the first quarter ended March 31, 2022. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

•

Solid financial growth and profitability continued, quarterly adjusted EBITDA margin reached 53.7%, a new high. In the first quarter, revenue increased by 43.1% year over year to RMB920.6 million. Net income increased by 62.5% year over year to RMB94.6 million, achieving net profit performance for five consecutive quarters. Adjusted EBITDA increased by 60.7% year over year to RMB494.5 million, with a margin of 53.7%, a new high.

•

Business continued to expand steadily, total capacity reached 704MW with an increase of 31MW. Two projects with a total capacity of 58MW, supporting the anchor client and key international client, were put into service in the first quarter in northern China, and a new project of 30MW in northern China was put under construction. Total capacity reached 704MW, representing a 43.4% year over year (“YoY”) increase compared with 491MW in the same quarter of 2021.

•

Ramp-up remained strongly on track, utilized capacity reached 344MW with an increase of 40MW. With clients’ healthy business performance, an additional utilized capacity of 40MW was added in the first quarter, mostly from Hebei and Shanxi campus, bringing total utilized capacity to 344MW, representing a 45% YoY growth. Overall utilization ratio remained healthy at 69% by end of first quarter, compared with 69% in FY21Q4 and 71% in FY21Q1.

•

Client commitment went up to 88%, total contracted & IOI capacity reached 619MW with 54MW contracted capacity added and 27MW IOI capacity received to support key client’s growth. Contracted capacity increased by 54MW in the first quarter, mainly contributed by IOI (“Indication of Interest”) conversion of an existing project for the anchor client. The Company also received an additional 27MW IOI for two projects in northern China to support the anchor client. Total contracted and IOI capacity reached 619MW in the first quarter, representing a 43.9% YoY increase.

•

500 million USD syndicated loan financing finalized, to further support the Company’s business growth initiative. The Company finalized a 500 million USD syndication loan financing in May, with dozens of domestic and international banks selected as lenders. The financing is expected to close by end of June and the proceeds of financing will be used to support the Company’s business development and to refinance existing debt.

•

Raising 2022 full year guidance, both revenue and adjusted EBITDA guidance range increased by RMB60 million. Taking numerous factors, including current business momentum, into consideration, the Company raised its 2022 full year revenue and adjusted EBITDA guidance. Guidance range for both revenue and adjusted EBITDA increased by RMB60 million, with revenue guidance turning from RMB4,070 million-4,170 million to RMB4,130 million -4,230 million, representing an increase of 1.5% at mid-point, and adjusted EBITDA guidance turning from RMB2,040 million-2,120 million to RMB2,100 million-2,180 million, representing an increase of 2.9% at mid-point.

Management Quote

Mr. Huapeng Wu, Chief Executive Officer of Chindata Group, commented, “Despite the headwind in macro environment and COVID related issues, we continued to manage the challenges and grow our business. Our total capacity reached 704MW by the end of the first quarter, making Chindata one of the largest IDC service providers in the entire APAC emerging market. We kept proceeding with our delivery schedule, putting two projects of 58MW into service. Thanks to our healthy client profile, we continued our steady ramp-up by adding 40MW utilized capacity in the first quarter, representing a 45% YoY growth. COVID-related control measures did create challenges, and we’ve been responding to these challenges actively as a trusted partner of our clients. Thanks to our differentiated geographic layout and unique business model, we managed to keep the impact within a very limited range. Our growth plan is being well executed. In APAC emerging market, we continued to proceed with our MY06 project in Malaysia. We are also delighted to have completed the Thailand business acquisition, which marked a further step on top of our existing 117MW capacity to further expand in the region.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “Once again, we are delivering solid financial performance. Revenue in the first quarter was RMB920.6 million, representing a 43.1% YoY growth. Adjusted EBITDA in the first quarter was RMB494.5 million, representing a 60.7% YoY growth with a historical-high margin of 53.7%. Net income for the first quarter was RMB94.6 million, achieving net profit performance for five consecutive quarters with a margin of 10.3%. These performances again showcased the efficiency, economy of scale and healthy client profile that we enjoyed under our cornerstone green-field hyperscale business model. We’ve also finalized a 500 million USD syndicated loan financing recently, which will further support the growth of the Company in the future. With the strong confidence in our business momentum going forward, we are raising our full year 2022 guidance for both top line and bottom line”

Business Highlights

Asset Overview

•

Total Capacity. Total capacity continued to grow at a steady pace. Total capacity increased by 31MW to 704MW by the end of the first quarter of 2022, representing a 43.4% YoY growth. (vs. 673MW in FY21Q4, 491MW in FY21Q1).

o

In-service capacity. In-service capacity increased by 58MW to 498MW, representing a 47.8% YoY growth (vs. 440MW in FY21Q4, 337MW in FY21Q1), mainly contributed by CN12, a 6MW hyperscale project located in Hebei, China supporting the business of an existing key international client, and CN15, a 52MW hyperscale project located in Shanxi, China supporting the business of the anchor client.

o

Under-construction capacity. Under-construction capacity was 206MW by the end of the first quarter of 2022 (vs.233MW in FY21Q4, 153MW in FY21Q1). One new under-construction project, CN18, was added to the Company’s asset portfolio in the first quarter with a total capacity of 30MW. CN18 is located in Hebei, China and supports the anchor client’s business. The project is scheduled for delivery in 2023.

•	Contracted and IOI capacity. The Company received commitments from the anchor client during the first quarter to continue to support their growth.
o

Total contracted and IOI capacity increased by 30MW during the first quarter to reach 619MW, representing a 43.9% YoY growth (vs. 589MW in FY21Q4, 430MW in FY21Q1). Contracted capacity increased by 54MW in the first quarter, mostly contributed by conversion of 52MW IOI capacity on project CN15, a project now fully contracted supporting the anchor client. The Company received an additional 27MW IOI commitment from the anchor client for its existing projects (CN09, 13MW and CN11-C, 14MW) in Shanxi and Hebei, China respectively. The 13MW IOI commitment on CN09 aims to support the high-density deployment of the anchor client. (32kw per cabinet).

o

Commitment ratio remained healthy for the Company’s asset portfolio. Contracted & IOI ratio for in-service capacity was 95% by the end of the first quarter of 2022 (vs. 87% by end of FY21Q4, 91% by end of FY21Q1). Contracted & IOI ratio for under-construction capacity was 72% by the end of the first quarter of 2022 (vs. 88% by end of FY21Q4, 80% by end of FY21Q1).

•

Utilized capacity. Ramp up remained on track during the quarter as our client continue to grow their business. Total utilized capacity increased by 40MW to 344MW, representing a 44.5% YoY growth (vs. 304MW by end of FY21Q4, 238MW by end of FY21Q1).

o	Additional utilized capacity of 40MW was contributed by projects in Shanxi and Hebei, China. (CN02, CN05, CN08, CN09, CN11-B, CN11-C, CN12, CN15)
o	Utilized ratio was 69% by the end of the first quarter of 2022 (vs. 69% by end of FY21Q4, 71% by end of FY21Q1).

Thailand Business Acquisition

Progress was achieved in the Company’s deployment in APAC emerging market through M&A initiatives, as the Company has successfully completed the business acquisition in Thailand. The project is located in Bangkok and is currently running a minor capacity for a local client. With further technical upgrade, we expect to bring the total capacity of the project to 5MW and to better serve our potential clients in the region.

Financing Activity

The Company finalized a 500 million USD syndicated loan financing in May, with reputable domestic and international banks selected as lenders. The financing is expected to close by end of June and proceeds of the financing is planned to be used to support business development and to refinance existing debt. This key financing activity will better support the Company’s business growth going forward under current macro environment.

First Quarter Year 2022 Financial Results Summary

TOTAL REVENUES

Total revenues in the first quarter of 2022 increased by 43.1% to RMB920.6 million (US$145.2 million) from RMB643.4 million in the same period of 2021, primarily driven by the robust growth of the Company’s colocation services.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenue in the first quarter of 2022 increased by 29.1% to RMB499.6 million (US$78.8 million) from RMB386.9 million in the same period of 2021, mainly driven by increases in utility costs, and depreciation and amortization expenses.

GROSS PROFIT

Gross profit in the first quarter of 2022 increased by 64.2% to RMB421.0 million (US$66.4 million) from RMB256.5 million in the same period of 2021. Gross margin in the first quarter of 2022 was 45.7%, compared with 39.9% in the same period of 2021 and 44.3% in the fourth quarter of 2021.

OPERATING EXPENSES

Total operating expenses in the first quarter of 2022 increased by 25.1% to RMB169.5 million (US$26.7 million) from RMB135.4 million in the same period of 2021.

•Selling and marketing expenses in the first quarter of 2022 increased by 6.8% to RMB22.4 million (US$3.5 million) from RMB21.0 million in the same period of 2021, primarily due to higher share-based compensation expense.

•General and administrative expenses in the first quarter of 2022 increased by 32.9% to RMB127.8 million (US$20.2 million) from RMB96.2 million in the same period of 2021, primarily due to higher share-based compensation expense.

•Research and development expenses in the first quarter of 2022 increased by 5.4% to RMB19.2 million (US$3.0 million) from RMB18.2 million in the same period of 2021, primarily due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings.

OPERATING INCOME

As a result of the foregoing, operating income in the first quarter of 2022 increased by 107.9% to RMB251.6 million (US$39.7 million) from RMB121.0 million in the same period of 2021. Operating income margin in the first quarter of 2022 was 27.3%, compared with 18.8% in the same period of 2021 and 28.3% in the fourth quarter of 2021.

NET INCOME

Net income in the first quarter of 2022 increased by 62.5% to RMB94.6 million (US$14.9 million) from RMB58.2 million in the same period of 2021. Net income margin in the first quarter of 2022 was 10.3%, compared with 9.0% in the same period of 2021 and 14.7% in the fourth quarter of 2021.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the first quarter of 2022 were RMB0.26 (US$0.04). Basic and diluted earnings per share were RMB0.13 (US$0.02). Each ADS represents two of the Company's Class A ordinary share.

ADJUSTED EBITDA

Adjusted EBITDA in the first quarter of 2022 increased by 60.7% to RMB494.5 million (US$78.0 million), from RMB307.8 million in the same period of 2021. Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, change in fair value of financial instruments, foreign exchange gain (loss) and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the first quarter of 2022 was 53.7%, compared with 47.8% in the same period of 2021 and 51.7% in the fourth quarter of 2021.

ADJUSTED NET INCOME

Adjusted net income in the first quarter of 2022 increased by 62.4% to RMB177.5 million (US$28.0 million), from RMB109.3 million in the same period of 2021. Adjusted net income is defined as net income excluding share-based compensation and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments.

Adjusted net income margin in the first quarter of 2022 was 19.3%, compared with 17.0% in the same period of 2021 and 18.3% in the fourth quarter of 2021.

BALANCE SHEET

As of March 31, 2022, the Company had cash, cash equivalents and restricted cash of RMB4.4 billion (US$689.7 million), compared to cash, cash equivalents and restricted cash of RMB5.2 billion as of December 31, 2021.

2022 Full Year Business Outlook

Taking numerous factors into consideration, the Company raised its guidance for full year 2022 as follows.

TOTAL REVENUES

•	Old: RMB4,070 million – RMB4,170 million, a 42.7-46.2% increase over full year 2021
•	New: RMB4,130 million – RMB4,230 million, a 44.8-48.3% increase over full year 2021

ADJUSTED EBITDA

•	Old: RMB2,040 million – RMB2,120 million, a 43.7-49.3% increase over full year 2021
•	New: RMB2,100 million – RMB2,180 million, a 48.0-53.6% increase over full year 2021

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, May 26, 2022, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	8642417
Registration Link:	http://apac.directeventreg.com/registration/event/8642417

The replay will be accessible through June 2, 2022, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	400-6322162
Hong Kong:	800-963117
Conference ID:	8642417

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://investor.chindatagroup.com/

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.3393 to US$1.00, the noon buying rate on March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2021	As of March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,390,293	3,470,937	547,527
Restricted cash	460,174	512,868	80,903
Accounts receivable, net	661,027	1,042,222	164,406
Value added taxes recoverable	327,553	326,167	51,452
Prepayments and other current assets	508,276	298,590	47,100
Total current assets	6,347,323	5,650,784	891,388
Non-current assets
Property and equipment, net	9,427,591	9,895,303	1,560,946
Operating lease right-of-use assets	803,544	808,541	127,544
Finance lease right-of-use assets	136,825	133,403	21,044
Goodwill and intangible assets, net	778,683	800,527	126,280
Restricted cash	390,535	388,520	61,288
Value added taxes recoverable	424,011	467,964	73,820
Other non-current assets	373,439	486,543	76,750
Total non-current assets	12,334,628	12,980,801	2,047,672
Total assets	18,681,951	18,631,585	2,939,060
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	1,950,525	2,048,438	323,133
Accounts payable	1,701,299	1,370,020	216,115
Current portion of operating lease liabilities	45,501	45,852	7,233
Current portion of finance lease liabilities	4,765	4,725	745
Accrued expenses and other current liabilities	599,257	638,783	100,766
Total current liabilities	4,301,347	4,107,818	647,992
Non-current liabilities
Long-term bank loans	3,526,460	3,487,073	550,072
Operating lease liabilities	198,806	206,940	32,644
Finance lease liabilities	57,002	56,183	8,863
Other non-current liabilities	483,704	501,871	79,168
Total non-current liabilities	4,265,972	4,252,067	670,747
Total liabilities	8,567,319	8,359,885	1,318,739
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,646,328	10,724,261	1,691,711
Statutory reserves	189,700	189,700	29,924
Accumulated other comprehensive income	(257,977)	(273,410)	(43,129)
Accumulated deficit	(463,465)	(368,897)	(58,192)
Total shareholders’ equity	10,114,632	10,271,700	1,620,321
Total liabilities and shareholders’ equity	18,681,951	18,631,585	2,939,060

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Revenue	643,382	781,729	920,608	145,222
Cost of revenue	(386,920)	(435,233)	(499,574)	(78,806)
Gross profit	256,462	346,496	421,034	66,416
Operating expenses
Selling and marketing expenses	(20,985)	(18,694)	(22,416)	(3,536)
General and administrative expenses	(96,223)	(91,478)	(127,838)	(20,166)
Research and development expenses	(18,225)	(14,842)	(19,214)	(3,031)
Total operating expenses	(135,433)	(125,014)	(169,468)	(26,733)
Operating income	121,029	221,482	251,566	39,683
Net interest expense	(57,756)	(56,882)	(84,627)	(13,350)
Foreign exchange gain (loss)	63	(5,516)	(529)	(83)
Changes in fair value of financial instruments	12,856	(281)	(55)	(9)
Others, net	4,240	8,807	618	97
Income before income taxes	80,432	167,610	166,973	26,338
Income tax expense	(22,232)	(52,945)	(72,405)	(11,422)
Net income	58,200	114,665	94,568	14,916
Earnings per share:
Basic	0.08	0.16	0.13	0.02
Diluted	0.08	0.16	0.13	0.02
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(4,601)	(21,301)	(15,433)	(2,434)
Comprehensive income	53,599	93,364	79,135	12,482

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net income	58,200	114,665	94,568	14,916
Depreciation and amortization	138,611	152,654	166,356	26,242
Share-based compensation	41,049	18,288	72,993	11,514
Amortization of debt issuance cost	8,075	11,917	40,085	6,323
Others	(7,541)	(13,516)	18,630	2,939
Changes in operating assets and liabilities	(45,024)	13,500	(224,385)	(35,396)
Net cash generated from operating activities	193,370	297,508	168,247	26,538
Net cash paid for long-lived assets and business combinations	(654,399)	(1,163,852)	(1,224,885)	(193,221)
Net cash from short-term investment activities	—	63,372	161,851	25,531
Net cash used in investing activities	(654,399)	(1,100,480)	(1,063,034)	(167,690)
Net proceeds from financing activities	447,158	4,810	39,274	6,195
Net cash generated from financing activities	447,158	4,810	39,274	6,195
Exchange rate effect on cash, cash equivalents and restricted cash	19,124	(29,908)	(13,164)	(2,073)
Net increase (decrease) in cash, cash equivalents and restricted cash	5,253	(828,070)	(868,677)	(137,030)
Cash, cash equivalents and restricted cash at beginning of period	6,911,463	6,069,072	5,241,002	826,748
Cash, cash equivalents and restricted cash at end of period	6,916,716	5,241,002	4,372,325	689,718

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net income	58,200	114,665	94,568	14,916
Add: Depreciation and amortization(1)	140,618	154,661	168,363	26,559
Add: Net interest expenses	57,756	56,882	84,627	13,350
Add: Income tax expenses	22,232	52,945	72,405	11,422
Add: Share-based compensation	41,049	18,288	72,993	11,514
Add: Changes in fair value of financial instruments	(12,856)	281	55	9
Add: Foreign exchange gain (loss)	(63)	5,516	529	83
Add: Non-cash operating lease cost relating to prepaid land use rights	836	966	959	151
Adjusted EBITDA	307,772	404,204	494,499	78,004
Adjusted EBITDA margin	47.8%	51.7%	53.7%	53.7%

Note:

(1)	Before the deduction of government grants.

	For the three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net income	58,200	114,665	94,568	14,916
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination	12,282	12,190	12,170	1,920
Add: Share-based compensation	41,049	18,288	72,993	11,514
Add: Tax effects on non-GAAP adjustments(1)	(2,221)	(2,200)	(2,194)	(346)
Adjusted Net Income	109,310	142,943	177,537	28,004
Adjusted Net Income margin	17.0%	18.3%	19.3%	19.3%

Note:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination, and management consulting services fee.